5|B

06008478

STATES
HANGE COMMISSION
, D.C. 20549

AB 4/27 *

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-27082

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Genworth Financial Securities Corporation

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

PROCESSED
MAY 18 2006
THOMSON FINANCIAL

3001 Summer Street
(No. and Street)

Stamford	CT	06905-4317
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Bonnie C. Turner — (804) 281-6171
(Area Code – Telephone Number)

BEST AVAILABLE COPY

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – if individual, state last, first, middle name)

1021 East Cary Street, Suite 2000	Richmond	VA	23219
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [√] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 28 2006
BRANCH OF REGISTRATIONS AND EXAMINATIONS
02

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

VS 5/1/06

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays currently valid OMB control number.

OATH OR AFFIRMATION

I, *David S. Reedy*, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Genworth Financial Securities Corporation as of *December 31, 2005*, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows.

none

Signature

President

Title

Subscribed and sworn to before me this 13th day of February, 2006.

Notary Public

OFFICIAL SEAL
DIANA L DEBS
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES: 10-16-06

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A Copy of the SIPC Supplemental Report.
- [ ] (n) A Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GENWORTH FINANCIAL SECURITIES CORPORATION

Statements of Financial Condition

December 31, 2005 and 2004

(Dollar amounts in thousands, except share amounts)

Assets		**2005**	**2004**
Cash and cash equivalents	$	13,958	8,222
Goodwill and other intangible assets		5,294	—
Deferred tax asset		766	652
Commission receivables		1,651	—
Other receivables		439	177
Total assets	$	22,108	9,051
Liabilities and Shareholder's Interest			
Liabilities:			
Commissions payable	$	1,723	790
Payable to affiliates		2,569	307
Current income tax payable to affiliate		1,309	1,850
Deferred compensation payable		2,154	1,734
Acquisition consideration payable		1,305	—
Other liabilities		875	93
Total liabilities		9,935	4,774
Shareholder's interest:			
Common stock (no par value, 1,000 shares authorized, 100 shares issued and outstanding)		8	8
Additional paid-in capital		3,788	188
Retained earnings		8,377	4,081
Total shareholder's interest		12,173	4,277
Total liabilities and shareholder's interest	$	22,108	9,051

See accompanying notes to financial statements.